January 6, 2012

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Li3 Energy, Inc.
Amendment 3 to Registration Statement on Form S-1
Filed January 6, 2012
File No. 333-175329
Amendment 2 to Form 10-K for the fiscal year ended June 30, 2011
Filed January 6, 2012
Amendment 1 to Form 10-Q for the quarter ended September 30, 2011
Filed January 6, 2012
File No. 000-54303

Attention:	Ms. Pamela A. Long, Assistant Director
Mr. Craig Slivka, Special Counsel
Mr. Jeffrey Gordon, Staff Accountant
Ms. Lisa Etheredge, Staff Accountant
Mr. George K. Schuler, Mining Engineer

Ladies and Gentlemen:

On behalf of our firm’s client, Li3 Energy, Inc., a Nevada corporation (the “Company,” “we,” “us” or “our”), we submit the following responses to the comments of the Staff of the Securities and Exchange Commission (the “SEC”) as set forth in your letter dated December 16, 2011 (the “Comment Letter”), addressed to Luis Saenz, Chief Executive Officer of the Company, relating to the  above-captioned Registration Statement on Form S-1 filed by the Company, as amended by Amendment No. 2 thereto, filed on December 2, 2011.  Set forth below are the Staff’s comments, indicated in bold, together with the responses thereto by the Company.

In addition, we are submitting via EDGAR transmission Amendment No. 3 to the Registration Statement, Amendment No. 2 to our Annual Report on Form 10-K/A for the fiscal year ended June 30, 2011, and Amendment No. 1 to our Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2011 (collectively, the “Amendments”), with changes addressing the Staff’s comments and, with respect to the Registration Statement, certain updating changes.

Securities and Exchange Commission
Division of Corporation Finance
January 6, 2012

Registration Statement on Form S-1

Global market, page 50

1.
We note your response to comment 16 of our letter dated October 14, 2011 indicating that the information presented in your filing was gathered from the U.S. Geological Survey’s (USGS) Mineral Commodity Summaries and that the information presented represents industry standard terminology. We re-issue comment 16. Your jurisdiction of incorporation is Nevada and as such, only those terms specified by Industry Guide 7 may be used in U. S. SEC filings. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents and at times may conflict with USGS definitions which have are not codified in U.S. securities law. Please remove all terminology such as reserve base and/or resources from your filing.

These issues were addressed in the amendments filed on December 2, 2011, as confirmed in a telephone call with Mr. Schuler of the Staff on December 23, 2011.

Maricunga, page 56

2.
We note your response to comment 19 of our letter dated October 14, 2011 that you may list your securities on the Canadian exchange and if listed, you will have to prepare your filings in conformance with Canadian standards. We re-issue comment 19. Please disclose your plans to list on the Canadian Exchange and your investor’s expectations. Please be informed that your jurisdiction of incorporation (Nevada) will preclude disclosure of Canadian standards in your U.S. filings.

These issues were addressed in the amendments filed on December 2, 2011, as confirmed in a telephone call with Mr. Schuler of the Staff on December 23, 2011.

Report of Independent Registered Public Accounting Firm, page F-21

3.
We note that your current auditor has referred to a predecessor auditor that audited the consolidated financial statements for the period from June 24, 2005 (inception) through June 30, 2009 and as such, you have also presented the predecessor auditor’s report. Given that the balance sheet as of June 30, 2009 and the related statements of operations, changes in shareholders’ equity and cash flows for the year then ended are not presented, please make arrangements with the predecessor auditor to have them revise the report in an amendment to the Form S-1/A so these financial statements are not referenced. The audit report should also refer to the current name of the company, Li3 Energy, Inc., rather than NanoDynamics Holdings, Inc. To the extent that your current auditor continues to rely upon the reports of your predecessor auditor regarding the period from June 24, 2005 (inception) to June 30, 2009 in future Forms 10-K, you should also make arrangements with the predecessor auditor to have them revise their audit report similarly in those future filings.

Securities and Exchange Commission
Division of Corporation Finance
January 6, 2012

Our current auditor is no longer relying on our predecessor auditor regarding the period from June 24, 2005 (inception) to June 30, 2009.  Accordingly, the predecessor auditor’s reports and consent have been eliminated from the Amendments.

Form 10-Q for the Quarter ended September 30, 2011

Item 4 – Controls and Procedures, page 28

Evaluation of Disclosure Controls and Procedures, page 28

4.
Please amend your Form 10-Q to disclose whether your disclosure controls and procedures are effective or not effective as required by Item 307 of Regulation S-K. In doing so, please ensure that you also include revised certifications that are currently dated and refer to the Form 10-Q/A.

We have filed Amendment No. 1 to our Quarterly Report on Form 10-Q/A for the Quarter ended September 30, 2011, to disclose management’s conclusion that its disclosure controls and procedures were not effective.  We have also included revised, currently dated, certifications with the Form 10-Q/A.

Annual Report on Form 10-K for fiscal year end June 30, 2011

Item 9A.

Management’s Report on Internal Control over Financial Reporting, page 64

5.	We note your response to comment 23 of our letter dated October 14, 2011. Please provide a statement in accordance with Item 308(a)(1) of Regulation S-K.

We have filed Amendment No. 2 to our Annual Report on Form 10-K/A for the fiscal year ended June 30, 2011, which includes the following additional paragraph in Item 9A:

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes, in accordance with generally accepted accounting principles.  Because of inherent limitations, a system of internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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Securities and Exchange Commission
Division of Corporation Finance
January 6, 2012

We believe that the changes in the accompanying Amendments, and the explanations contained in this letter will be considered by the Staff to be satisfactory responses to the comments contained in the Comment Letter.  If the Staff has any questions or comments with respect to the changes made by the Amendments, please contact me at (212) 400-6904.

Sincerely yours,

/s/ David M. Zlotchew
David M. Zlotchew

cc:	Luis Saenz
Christy Albeck
John Lehman
Adam Gottbetter